DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

[redacted]

File No. 82-5201

October 22, 2008

Re: **Gamesa, S.A. —
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Connection details for Thirs Quarter results Presentation
- Third Quarter Results Report

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Ines Velasco
Legal Assistant

Enclosure
By Hand Delivery

Gamesa

Q3 2008 Unaudited Results and Outlook Beyond 2010 Presentation

WEBCAST AND CONFERENCE CALL

Wednesday, 22nd October 2008 (12 pm – Madrid time)

The event could be followed via conference call and webcast live, and the document will be available at the company's web site before the presentation. (www.gamesa.es).

The connection details:

In English: +44 (0) 203 147 4607
For recalling: +34 91 787 96 70 - Access code: 193817#

En español: +34 91 789 51 34
Nº de la redifusión: 902 88 50 78– Código de acceso: 193816#

Please, process any doubt about the event through the Investors Relation Team.

Contacto Gamesa:

Maite Bermejo + 34 94 431 76 37 mbermejo@gamesacorp.com

Leire Martinez +34 94 431 89 75 lmartinez@gamesacorp.com

Beatriz García + 34 94 431 76 05 bgovejero@gamesacorp.com

Gamesa

3rd Quarter Results 2008

and Outlook Beyond 2010

Gamesa Corporación Tecnológica

Madrid, October 22, 2008

Gamesa

Table of Contents

Gamesa

Table of Contents

Consolidation of the wind turbine business model as the driving force for growth and profitability

Gamesa

Highlights for the Period

- ✓ Gamesa's order backlog remains above 11,500 MW
- ✓ Revitalization of MADE product in singular markets
- ✓ Improvement in the order fulfillment cycle optimize finished products' working capital management by 50% vs 07
- ✓ Start-up of the first G10x nacelle prototype in testing facility
- ✓ Development of the 2009-2012 business plan for the wind farm portfolio in the US
- ✓ 100% fulfillment regarding solar photovoltaic projects committed up to September 30

Gamesa

With outstanding results

Consolidated Group

Pro-Forma Data excluding Solar business (Million euros) (1)	9M2007	9M2008	Var. 9M07 /9M08
Sales	2,082	2,890	+40%
EBITDA	270	367	+36%
Net Profit	86	143	+ 67%
Net Prof. w/ Discont. Op.	95	288	x 3
NFD	1,019	387	
NFD/EBITDA	2.3x	0.7x	-1.6x

Note: The figures presented have not been audited.

For **comparative purposes** with the data published in the previous quarters of 2008 and pending the closure of the operation for European wind farm promotion activities, a pro-forma is presented with 9M 2008 contribution from the Wind Farms business included in continued operations. See the appendix in accordance with IFRS criteria (discontinued operations)

(1) Excluding discontinued operations, unless indicated. For comparative purposes, a 2007 and 2008 Pro-Forma has been put together in which Solar is classified as a discontinued activity and the capital gain assigned to its transfer has not been included (145 Million euros as of September, 2008).

Gamesa

Table of Contents

Global supply chain at 100% capacity, with improvement in the order fulfillment cycle

Gamesa

Wind Turbine Generators: Highlights for the Period

- ✓ More than 1,000 MWe sold for the second quarter running
- ✓ Global supply chain 100% operational at required capacity of 3,600 MW
- ✓ Start-up of a flexible production system in China and Europe
- ✓ Improvement in the order fulfillment cycle, allowing working capital over sales ratio to be improved
- ✓ Growth while the contribution by Work in Progress to sales is halved
- ✓ Raw material prices in 3rd quarter reached highest level

New generation of Gamesa WTG G10x – 4,5 MW is in the pipeline

One objective ...

- Cost of Energy optimization
- Entry into the multi-MW segment
- Consolidation of onshore positioning



... One reality

- Finalization of the design phase
- Component prototypes in the test bank validation phase, prior to delivery to the field
- Energized modular nacelle assembly, tested and transported
- Start-up of construction at Aoiz blade factory
- R&D wind farms for on-site validation in Zaragoza and Navarra (Spain)

Significant improvement in the customer delivery cycle and a reduction in work in progress contribution, while maintaining geographic and product mix

Gamesa

Wind Turbine Generators: Activity

Evolution of MWe sold



2,331 MWe sold
+22%
2,853 MWe sold
1,718
613
26%
1,928
564
361
13%
9M 2007
9M 2008
WIP Var. (2)
Available Ex Works (1)
Delivered
% Var. WIP over MWe sold

(1) Stock variation of invoiced finished products, available for delivery
(2) Stock variation of not-invoiced finished products

Geographic sales mix (MWe)



37%
24%
13%
16%
10%
Spain
USA
China
Rest of Europe
Rest of World

Product mix (MWe sold)



72%
28%
G8x
G5x

Steady increase in margins on a greater volume of sales and improvement by more than 50% in working capital over sales

(Million euros)	9M2007	9M2008	Var. 9M07 /9M08	3Q08
Sales	1,951	2,508	+29%	914
EBITDA	249	368	+48%	142
EBITDA/Sales	13%	15%	+2pp	15.5%
EBIT	112	214	+91%	91
EBIT/Sales	5.7%	8.5%	+2.7pp	10.0%
WC/Sales	32%	13%	- 19pp	13%
CAPEX	65	93	+43%	31

- ✓ **Volume**
- ✓ **Price increases**
- ✓ **Geographic Mix**
- ✓ **Raw materials price indexation**
- ✓ **Productivity improvements**
- ✓ **Warranty provision over sales at 4%**
- ✓ **Commercial conditions**
- ✓ **Growth with investment optimization**
- ✓ **ROCE 9M > 16%**

Note: The figures presented are not audited.

Continuous improvement plans consolidate the trend in recovering quarterly margins

Gamesa

Wind Turbine Generator Results



Evolution of EBITDA margin
+2pp
11,6%
13,7%
13,4%
14,5%
13,2%
15,5%
12,8%
14,7%
1Q
2Q
3Q
9M Average
2007
2008

Progress in activity at a moment of strategic reorientation for the Wind Farm business

Gamesa

Wind Farms: Highlights for the Period

- ✓ Important progress in technical milestones of wind farms (wind turbines assembly and obtaining PLA), which double 9M2007 levels

- ✓ The process of setting up the JV in continental Europe is progressing as expected (1)

- ✓ Progress in defining the value proposal for the US portfolio:
  - Development of the Business Plan for the next 5 years
  - Potential candidates identification phase initiated

(1) Subject to suspension conditions
Note: PLA as of Permits, Licenses and Authorizations

Significant improvements in technical indicators

Gamesa

Wind Farms: Activity

Technical progress in wind farms (MW)



Obtaining PLA
114%
226
484
Construction
27%
319
406
WTG Assembly
120%
86
190
9M 2007
9M 2008

New wind farm business model

- New wind farm sales agreement stopped since June 13
- Value generated by wind farm division that will be included in the Joint Ventures with IBR
- Recognition of the capital gain generated by current commitments absorb the structural costs

Good contribution to consolidated results during the migration process to the new business model

Gamesa

Wind Farms: Results

(Million euros)	9M2007	9M2008	Var. 9M07 /9M08	3Q08
Sales	266	500	+88%	126
EBITDA	34	21	-38%	-2
WC/Sales	73%	85%	+12 pp	85%

- ✓ **New wind farm sales agreement stopped**
- ✓ **Contribution of the currently committed wind farms, limited by the new model**
- ✓ **Progress in MW pending transfer to the Joint Ventures**

Note: The figures presented have not been audited.

Gamesa

Table of Contents

The 3rd quarter's outstanding results anticipate achievement of the 2006-2008 Business Plan

Gamesa

Achievement of 2008 Targets



EBITDA (Million Euros)
CAGR 06-08= +29%
221
270
367
9M2006
9M2007
9M2008
CAGR Target >15%
ROCE (%)
10
11
15
9M2006
9M2007
9M2008
2008 Target >16%
NFD / EBITDA (x)
3.7x
2.3x
0.7x
9M2006
9M2007
9M2008
2008 Target < 2.5x

Note: The figures presented are not audited.
2006-2008 Pro-forma in which Solar is classified as discontinued operations. The figures **include Wind Farm division.**

Outlook for 4Q 2008

Gamesa

Achievement of Objectives 2008

- ✓ Annual production forecast above 3,600 MW
- ✓ Demand-driven manufacturing pace
- ✓ Stabilization of raw material prices
- ✓ Approval by Anti-Trust authorities of the joint venture with IBR for wind farm promotion, operation and maintenance business in Continental Europe
- ✓ Start of negotiations to take US promotions' value to reality
- ✓ Start-up of the first G10x prototype on-site
- ✓ Successful Achievement of the 2006-2008 Business Plan

Gamesa

Table of Contents

Gamesa

Table of Contents

2008 Objectives Achievement

Gamesa

Achievement of Objectives 2008

4 strategic lines

- **Focus on Strategic Markets and Clients**
- **Global supply chain**
- **Differentiation through Technology**
- **Business Portfolio Management**

1 Action Plan Road map

Gamesa Strategy Implementation

1 Short-term	2 Medium-term	3 Long-term
Reorganization & Cash flow	Sustainable Growth	Consolidation
Divestment of Aeronautic Division Partnership in Services	Change Wind Business Management Model + Review the positioning in other renewable energies	Organic growth + Analysis of new opportunities

06.01.01 06.06.21 07.12.31 08.12.31

Status

- Focus on Technology Business
- Reorientation of the Wind Farm business model

3 Strategic Objectives

- **Growth**
- **Profitability**
- **Financial Strength**

Keys to a preferential positioning in 2008

1 Customer Driven

- Leading clients in strategic markets
- Partnership relationship
- Medium / Long term commitment

2 Global consolidated industrial base

- 3 supply chains (one per strategic region)
- Flexible production system driven by demand
- Strategic Alliances that reduce Time to Market and Time to Volume

3 Financial strength

- NFD / EBITDA << 2.5x
- Growth compatible with dividend payment (historical pay-out of 25%)
- Solid balance sheet strengthened by JVs value

The race has just begun for the WTG business

Gamesa

Growth Potential

x 2 Sales Volume

x 3 Industrial Footprint (Europe, Asia, North America)

Among the top 3 leading manufacturers in the world



Gamesa Volume (annual MWe sold)
Gamesa global market share
13%
15%
x2
1,800
2,250
3,300
>3,600
2005
2006
2007
2008E



Growth forecasts (annual MW installed)
x9
x4
11,000
24,000
36,500
100,000
2005
2008E
2011E
2020E

Source: MAKE Consulting (October 2008)

Fossil fuel price volatility increases uncertainty on the cost of conventional sources

Gamesa

Uncertainty in fossil fuel prices

Oil, coal and gas price evolution (January 2005=base 100)



340%
290%
240%
190%
140%
90%
40%
ene-05
abr-05
jul-05
oct-05
ene-06
abr-06
jul-06
oct-06
ene-07
abr-07
jul-07
oct-07
ene-08
abr-08
jul-08
oct-08
Oil
Gas
Oil annual average
Gas annual average
Coal
Cost of Wind energy
Coal annual average

Generation Cost Structure by technology



Wind (On-shore)
80%
20%
Hydraulic
90%
10%
Combined cycle
20%
80%
Coal
20%
80%
Nuclear
60%
40%
0%
20%
40%
60%
80%
100%
Fixed Cost
Variable Cost

Source: AEE, Intermoney

While the Cost of Energy of Wind continues to improve based on positive effects of the learning curve

Gamesa

Competitiveness of the wind business

Evolution of average Oil, Coal and Gas price and the CoE of Wind (January 2005=base 100)


340%
290%
240%
190%
140%
90%
40%
ene-05
abr-05
jul-05
oct-05
ene-06
abr-06
jul-06
oct-06
ene-07
abr-07
jul-07
oct-07
ene-08
abr-08
jul-08
oct-08
Oil
+ 150%
Coal
+130%
Gas
+60%
Wind CoE
-15%
Oil
Gas
Oil annual average
Gas annual average
Coal
Cost of Wind energy
Coal annual average

... and will continue ...

Increase in economies of scale and production in low cost regions

Reduction in costs of service and maintenance

Technological development

Technological evolution places the Cost of Energy of on-shore wind close to the cost of conventional sources

Gamesa

Competitiveness of the wind business



Cost of Energy (EUR / MWh)
0
50
100
150
200
250
300
350
CCGT
Mini hydro
Onshore wind energy
Biomass
Waves
Offshore wind energy
Solar Photovoltaic

Source: McKinsey

Growth forecasts for wind energy are strong, allowing migration towards the energy infrastructure of the 21st century

Gamesa

Social Dimension of the Wind Business

Employment Creation

Economic Activity

Wealth Distribution

Trends that are defining increasingly demanding "rules of the game" when maintaining a lead position in growth markets (USA, China, India)

New complexity


New markets and regulations
New manufacturers emerging in India and China
Exchange rate impact
Globalization 1
Shifting bottlenecks across value chains 2
Value Creation through technology
Bottlenecks in supply will continue as a profit driver
Financial agents
New complexity
3 Increasing operational challenges
Larger scale and more complex projects
Global Supply Chains
4 Economic tension in maturing markets
Increase in competition for assets, locations, human capital and supply
Regulatory tensions

The combination of all these factors supports sustained growth in the wind energy sector, and Europe continues to maintain its leadership position

Supply security / geopolitical risk

Technological Evolution

Regulatory support

Estimate of Market Evolution (Annual MW installation)


x 2.7
15,000
24,000
36,500
Total
12,600
Europe
10,400
USA & Canada
8,000
China
2,500
India
3,000
Others
2006
2008
2011
CAGR 08-11 %
15
17
8
22
14
18

Source: MAKE Consulting (October 2008)

Gamesa

Contents

Competitive position improved in a dynamic and sustainable way

Gamesa

Competitive Analysis

Factors	Evaluation 2005	Evaluation 2008	Trend 2005 / 2008	Priority New Horizon
Value creation for shareholders	TSR 00-05= 30%	TSR 05-08= 30%	→	HIGH
Growth	CAGR Sales 00-05 = +18% • Leader in Spain and China	CAGR Sales 05-08 = +40% (1) • Leader in Spain, 3rd in China	→	MARGIN BEFORE VOLUME
Industrial performance	• Access to components through vertical integration • Production in Spain	• Manufacturing of critical components • Alliances and L-T Agreements with key suppliers • Global Supply Base	↗	MEDIUM / HIGH
Profitability	ROCE 2005= 12%	ROCE 2008= 15% (1)	↗	HIGH
Solvency	NFD/EBITDA=3.3x	NFD/EBITDA<< 2.5x	↗	MEDIUM
Risk Management	• Market regulation • Supply of components / raw materials • Internationalization	• Client / market risk • Component / raw material risk • Cost Management	→	HIGH

(1) Data 2008 to September (9M 2008)

Environment that requires a position based on sustainable competitiveness and value creation

Gamesa

Competitive Position



Focus on
Creation of Sustainable Competitive Advantages
Return on
ROCE
Capital Employed
Additional Value Creation for shareholders
(recurrent pay-out of 25%)

5 Action Plans Defined

- Client Value Creation
- Asset Productivity
- Leading Global Supply Network
- Innovation and Technology
- Human Capital Management

(1) Average of the last 5 years

Policy of focusing on Key Strategic Accounts confirmed a success

Gamesa

Customer Value Creation



Markets
2006-2008
Developed, high volume
Western Europe
USA
China
Developed, low volume
More than 11,500 MW committed through 2012
90% of commitments with KSA
Supplier to 6 of the 10 leading wind operators
Contracts with prices indexed to raw materials
Small
Large (Key Strategic Accounts)
Customers

Opening new markets with current KSA and accessing new clients through MADE product

Gamesa

Customer Value Creation

Demand Driven Model


New Horizon 2011
Markets
New markets
Developed, high volume
Developed, low volume
2006-2008
Eastern Europe
Canada
Turkey
North Africa
Central and South America
Made
Western Europe
USA
China
India
More than 11,500 MW committed through 2012
90% of commitments with KSA
Supplier to 6 of the 10 leading wind operators
Contracts with prices indexed to raw materials
Small
Large (KSA)
Energy consuming clients (Large Industry Clients / States)
Customers

High growth potential managing bottle necks and maintaining critical components manufacturing

Gamesa

Proven capacity to adapt to demand

% of WTG total cost		2005		2008		Horizon 2011
		% IN-HOUSE	Δ CAPACITY (MW)	YEAR END CAPACITY (MW)	% IN-HOUSE	% IN-HOUSE
25%	NACELLES	100%	+2,000 MW	> 3,800	100%	100%
20%	BLADES(1)	100%	+2,800 MW	> 4,000	80%	80%
15%	GEARBOX	40%	+1,600 MW	2,300	60%	60%
5%	GENERATOR	50%	+1,000 MW	> 1,800	50%	60%
7%	ELECTRICAL CABINETS	30%	+3,500 units	>4,400 cabinets	>50%	60%
25%	TOWERS(1)	30%	+2,300 MW	> 3,600	>50%	50%

(1) Includes supply from strategic alliances

Optimization of asset productivity in a growth environment

Gamesa

Asset Productivity

Vertical Integration

% WTG cost controlled by Gamesa



95%

An example: Bottle Neck → Blades

% In-house 2005



100%

Evolution in production capacity (MW)



x 2
1.800
Agreements with key suppliers
....
>4.000
2005
2006
2007
2008E

Joint technological development
Strategic geographical location
Time to market / Time to volume

% In-house 2008



20%
80%

Fixed Asset Turnover (Sales /FA)



Significant improvement in asset turnover
2,4x
2,7x
3,7x
4,8x
2005
2006
2007
2008 (E)

Growth potential with
Minimization of Capital Intensity
Asset Turnover Ratio approximately 10 to 1

Three consolidated supply chains, one in each strategic region: Europe, North America and Asia

Gamesa

Consolidated global supply base

>3,600 MW of consolidated supply capacity in key markets



Strategic
Alliances

Use of existing capacities in critical components for entry into new markets

Safety, Environment and Quality as a guarantee to fulfill targets

- **Safety / Environment / Quality**
  - New Managing Director


Prioridad
#1

- **Health and Safety**. Driver of cultural change


-50%
I frequency
I severity

- **Deployment of Business Plan Objectives**

ROCE → **Definition of objectives**


30% Workforce

- **Remuneration.** Targets Achievement + Comparison against competitors

Improve CoE for the client and consolidate position in on-shore market

- Multi-MW segment (G10x – 4,5 MW)
  - Commercial validation and launch
  - Preliminary analysis of adaptation to the off-shore market
- Energy Efficiency / Effectiveness E³
  - Optimization of rotor design for a given product platform
  - Standardization of nacelle platforms
  - Improvements in control strategy (control software)
- Breakthrough in manufacturing processes
- Support in entering into new markets



Keys to a preferential positioning for the 2011 Horizon

Outlook beyond 2010

- **Best contractual visibility in the sector**
- **90% of contract portfolio with global leaders in wind farm operations**
- **Global supply base operating at 100%**
- **Flexible manufacturing system that allows growth with investment optimization**
- **Agreements with key suppliers that reduce Time to Market / Time to Volume**
- **Commercial launch of the multi-MW product**
- **Strongest financial position in Gamesa's history**

Continuing growth pace in return on capital employed

Table of Contents

Strategic change that implies a new Consolidated Group profile

Gamesa

Consolidated Group

IFRS Criteria (Million Euros) (1)	9M2007	9M2008	Var. 9M07 /9M08	2007
Sales	1,952	2,623	+34%	2,877
EBITDA	235	350	+49%	353
Net Prof. Discont. Op.	56	136	x 2.4	122
Net Prof. w/ Contin. and Discont. Op.	95	288	x 3	220
NFD	797	138	- 3x	29
NFD/EBITDA	3.4x	0.3x		0.1x

Note: The figures presented are not audited.
The contribution of the solar and wind farm business for 9M 2008 is classified under discontinued operations according to IFRS criteria.
For comparison purposes, a Pro-forma 2007 has been carried out in which solar and wind farm are also classified as discontinued operations.
(1) Excluding discontinued operations, unless indicated

Disclaimer

"This material has been prepared by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, beliefs or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially from those expressed or implied by the forward-looking statements, due to different factors, risks and uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not be recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and forecasts included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.

English version for information purposes only. In case of doubt the Spanish version will prevail."

Gamesa. Investor Relations

Gamesa

About Gamesa

- ✓ Gamesa is a company specialized in technology for energy sustainability, mainly wind power. Gamesa is the market leader in Spain and is positioned worldwide among the most important WTG manufacturers with a market share over 15% in 2007.
- ✓ Gamesa has installed more than 13,000 MW of its main product lines in 20 countries spread out over four continents. The annual equivalent of this production amounts to the electrical power consumption of a city like Madrid over six years, allowing for savings of 2,78 million petroleum equivalent tons / year and a reduction in CO2 emissions of 20,6 tons / year.
- ✓ Gamesa's 32 manufacturing facilities are located in Spain, China and the USA, with a total headcount of around 7,000 people.

Investor Relations Team	+34 94 431 76 05
Maite Bermejo	mbermejo@gamesacorp.com
Leire Martínez	lmartinez@gamesacorp.com
Beatriz García	bgovejero@gamesacorp.com

Gamesa

ACTIVITY REPORT

Madrid, October 22, 2008

Results Presentation

Third Quarter 2008 –

Consolidation of the wind turbine business model as the driving force for growth and profitability

Highlights for the Period

The main milestones in the period can be summed up as follows:

- ✓ **Gamesa's order backlog remains above 11,500 MW.** Gamesa has continued to enter into new strategic long-term agreements with Key Strategic Accounts that provides visibility to the growth of its business over the coming years.

- ✓ **Revitalization of MADE product order in unique markets.** The company has re-launched its business activities by signing a new agreement with the Tunisian company Société Tunisienne de L'Electricité et du Gaz for the supply of 120MW, consolidating its position of leadership as the main wind turbine generator supplier in Tunisia.

- ✓ **The improvement in the order fulfillment cycle optimizes working capital management of finished products by 50% vs. 07.** Synchronizing components and optimizing on-time order fulfillment allow finished product stocks to be invoiced to customers via ExWorks sales and therefore improve cash collection cycle.

- ✓ **Start-up of the first G10x nacelle prototype in testing facility.** After the separate validation of critical components in test banks, the nacelle has been assembled in the testing plant.

- ✓ **Development of the 2009-2012 business plan of the wind farm portfolio in the US.** Gamesa is currently in the phase of identifying potential candidates in order to define an added value proposal for the US portfolio.

- ✓ **100% fulfillment regarding solar photovoltaic projects committed up to September 30.** The management team of solar business, which was spun off, has fulfilled the commitment set for September 2008, which enables Gamesa to recognize the pending capital gain from the operation amounting to more than 30 million euros.

3rd Quarter Results 2008 – Consolidated Group

The increase of activity and higher prices in the Wind Turbine Manufacturing business during the third quarter of the year have resulted in 40% growth in sales compared to the same period last year.

Likewise, margins have experimented a positive trend, taking the consolidated EBITDA (including the Wind Farms Development business) at €367 million, 36% up on the same period in 2007

Additionally, the new commercial conditions and an improvement in order fulfillment have significantly improved the cash collection cycle, taking Net Financial Debt to €387m in September 2008.

According to the International Financial Reporting Standards, the announcement of the company's new strategy in Wind Farms requires the Wind Farm Development and Sales business to be presented as discontinued operations.

This form of presentation is covered in the Appendix of the Activity Report. However, in order to make the analysis of the results easier in comparison to those of the first quarter, and pending fulfillment of certain conditions precedents of the wind farm joint venture with Iberdrola Renovables in Continental Europe, the figures presented below are pro-forma consolidated figures including the contribution of the Wind Farm Development and Sale division for continuing operations.

Pro-Forma Data excluding Solar business *(Million euros)* [(1)]	**9M2007**	**9M2008**	**Var. 9M07/9M08**
Sales	2,082	2,890	+40%
EBITDA	270	367	+36%
Net Profit	86	143	+67%
Net Prof. w/ Discont. Op.	95	288	x 3
[redacted]	1,019 2.3x	387 0.7x	-1.6x

Note: The figures presented have not been audited.

For comparative purposes with the data published in the previous quarters of 2008 and pending the closure of European wind farm operations, a pro-forma is presented with the contribution of the Wind Farm business in the 9M 2008 under continued operations. See the appendix in accordance with IFRS criteria (discontinued operations)

(1) Excluding discontinued operations, unless indicated. For comparative purposes, a 2007 and 2008 Pro-Forma has been put together in which solar is classified as a discontinued activity and the capital gain assigned to its transfer has not been included (145 Million euros as of September, 2008).

Wind Turbine Generators:
Global supply chain 100% operational, improvement in the order fulfillment cycle and progress toward the new generation of Gamesa wind turbine

During the third quarter of 2008, Gamesa's global supply chain reached 100% capacity, with a significant improvement in the order fulfillment cycle:

- The pace of sales was maintained at above 1,000 MWe for the second quarter running.
- Global supply chain 100% operational at required capacity of 3,600 MW, consolidating the production pace set as a target in the 2006-2008 Business Plan.
- Start-up of a flexible production system in China and Europe, adapted to demand in order to move forward in the continuously improving of production process.
- Improvement in the order fulfillment cycle, allowing working capital over sales ratio to be improved through ExWorks invoicing of finished products.
- Growth in activity while reducing the contribution of the Work in Progress to sales is halved.
- Raw material prices in 3rd quarter reach highest level, which will tend to stabilize in the 4th quarter.

It is also worth highlighting the progress made during the 3rd quarter in the development of the new generation of Gamesa wind turbines. The manufacturing of the G10x - 4.5 MW machine will allow the cost of energy optimization, the entry into a new multi-MW segment and the consolidation of its position in the onshore segment.

During the third quarter of 2008, Gamesa made significant progress in the manufacturing of its new G10x machine:

- Finalization of the design phase

- Validation components prototype in the test bank prior to delivery to the field
- Modular assembly of the nacelle tested, energized and transported
- Start-up of building Aoiz blade factory
- New R&D wind farms for the on-site validation in Zaragoza and Navarra

The good performance of the business in the third quarter has made it possible to maintain growth in MWe sold in the first 9 months of the year of over 20% compared to the same period of 2007. This is even more significant if we bear in mind that this growth has been achieved with a smaller contribution of the Work in Progress to sales.

In addition, it is worth highlighting the significant improvement in the customer delivery cycle, which allows for greater ExWorks invoicing, the optimization of the cash collection cycle, as well as the geographic and product mix to be maintained when compared to the same period last year.

(MW)	9M2007	9M2008	% var.
MW delivered to customer	1,718	1,928	+12%
+ Variation in MWe Available ExWorks	-	+564	-
+ Variation of MWe Work in Progress	+613	+361	-41%
MWe Sold	**2,331**	**2,853**	**+22%**

Therefore, the contribution of the **variation of Work in Progress to sales is 13%** in the first nine months of 2008, versus 26% in the same period of 2007.

This 22% growth in MWe sold came about thanks to the **elimination of bottlenecks in the supply chain** for certain components like rotor bearings.

This growth has mainly been driven by international markets, which have accounted for 63% of total MWe sold. Additionally, during the first nine months of 2008, the 74% of the activity still came from the three leading countries for wind power installation in 2007, owing to Gamesa's good positioning in these three strategic markets (USA, Spain and China).

Geographic sales mix of MWe of wind turbine generators sold	**% 9M 2008**
Spain	37%
USA	24%
China	13%
Rest of Europe	16%
Rest of World	10%

Hence, 72% of the MWe sold corresponded to the G8x—2.0 MW machine and 28% corresponded to the G5x – 0.85 MW machine in the first 9 months of 2008. This shows **the continuing strong performance of Gamesa's G8x – 2.0MW wind turbine generator.**

9M 2008 Results

The excellent evolution of activities in the first 9 months of 2008, along with the steady increase in margins on a greater volume of sales and an improvement in working capital over sales exceeding 50% have allowed some good results to be achieved that confirm growth and profitability trends at a moment of the business' strategic reorientation:

(Million euros)	**9M2007**	**9M2008**	% Var.	**3Q08**
Sales	1,951	2,508	+29%	914
EBITDA EBITDA / Sales (%)	249 13%	368 15%	+48% +2pp	142 15,5%
EBIT EBIT / Sales (%)	112 5.7%	214 8.5%	+91% +2.7pp	91 10%
WC/Sales	32%	13%	- 19pp	13%
Capex	65	93	+43%	31

Note: The figures presented have not been audited.

Sales have grown 29% as a result of the 22% increase in the volume of MWe sold and the increases in price that took place in the third quarter of the year compared to the same period last year. The increase in price is a result of the raw materials price indexation policy to the wind turbine price.

The improvements in margins compared to the 9 months of 2007 are well worth highlighting. The EBITDA margin in the 9M 2008 amounted to 14.7%, **200 basic points greater than the** EBITDA margin for the same period, being 15.5% the EBITDA margin in 3Q. The results obtained from the implementation of **continuously improvement plans** have allowed the quarter to be closed with a gradual recovery of margins over the year within a 9-month context in which **a strong increase in raw material prices and their indexation to customers have come about.**

Furthermore, the warranty provision over sales ratio was maintained in the third quarter at the level of 4% by maintaining the First-Time- Quality objective. This figure is below the average for 2007 (5%).

The incorporation of **new commercial sales conditions allowed the cash collection cycle to be improved**, reducing the working capital over sales ratio to 13% (19 percentage points lower than the same period in the previous year).

In order to maximize the Return on Capital Employed and added to the management of working capital, Gamesa has invested €93 million in the first 9 months of 2008. **Gamesa has undergone significant growth in its activities compatible with its investment optimization policy.**

All of this enabled the Wind Turbine Manufacturing Division to file a **Return on Capital Employed exceeding 16%** in the first 9 months of 2008.

Wind Farms:
Progress in activity at a moment of strategic reorientation of the business

On June 13, Gamesa announced its new value creation strategy for the Wind Farms unit. Firstly, the assets linked to Continental Europe markets will be integrated into two joint ventures created with Iberdrola Renovables, one for the Spanish business and the other for the rest of Continental Europe(1). Secondly, Gamesa has also announced the preparation of the new value proposal for wind farms in the United States and China. Both strategies are the result of a decision to focus the company efforts on the Wind Turbine Design and Manufacturing division.

(1) Subject to certain conditions

The new strategy announced for wind farms stops the signing of any new sales agreements in this business division.

During the first 9 months of 2008, the activity of the Wind Farms Unit was characterized by a significant increase at moment of the business' strategic reorientation. There was significant progress in technical milestones for the wind farms development, such as promotion and building up of wind turbine generators on site, which doubled the levels reached during the first 9 months of 2007, as well as in the construction of wind farms, which grew by 27%.

MW	**9M2007**	**9M2008**	**% var.**
Obtaining PLA	226	484	+114%
Wind Farm Construction	319	406	+27%
WTG Building up on site	86	190	+120%

Nonetheless, the significant progress in activity was not reflected in the accounts due to the business' new strategic reorientation announced on June 13, which makes that the creation of value in a large percentage of these wind farms will be included in the joint ventures set up with Iberdrola Renovables.

As regards the operation announced, the process of setting up the joint ventures with Iberdrola Renovables to promote, develop and operate wind farms in Continental Europe is progressing suitably and is currently subject to suspension conditions.

Likewise, progress was made in the third quarter to define the added value proposal for the portfolio of wind farms in the USA by drawing up a Business Plan covering the next five years and the start-up of the phase to identify potential candidates.

On the other hand, Gamesa continues to recognize the capital gain generated by wind farm sales commitments up to June 2008 in its results. These allowed it to absorb the division's structural costs during the third quarter.

9M2008 Results

This evolution in the activity has resulted in a **growth of sales derived from the value generated by progress in current commitments, whose capital gains allowed practically all the structural cost of the Wind Farm Division to be covered during the period.**

(Mill. EUR)	**9M2007**	**9M2008**	% Var.	**3Q2008**
Sales	266	500	+88%	126
EBITDA	34	21	-38%	-2
WC / Sales	73%	85%	+12 pp	85%

Note: The figures presented have not been audited.

The growth in the working capital over sales ratio is essentially due to the progress made in developing wind farms that will subsequently be included in the joint ventures set up with Iberdrola Renovables.

2006-2008 Business Plan Achievement

The third quarter's excellent results have brought the achievement of the 2006-2008 Business Plan's targets forward and offer a positive outlook for the last quarter of the year.

These positive results obtained through the contribution of the two business divisions, Wind Turbine Generator Design and Manufacturing and Wind Farm Development and Sale, confirm the trend of Growth and Profitability and makes predictable to reach the 3 strategic goals set for 2008:

- Growth: Maintaining **EBITDA CAGR 9M2006 – 9M2008 of 29%**, above the 15% target set in the Business Plan.
- Profitability: **9M2008 Return on Capital Employed of 15%**, well above that recorded in 9M2006 (10%) and 9M2007 (11%) and on the right path to fulfill the 2008 target of being above 16%.
- Financial Strength: **Net Financial Debt of 0.7x EBITDA**, remaining below the target of 2.5x for 2008.

Outlook for 4Q 2008

2008 began with the sale of the Solar business, which was effective as of 23 April 2008. So, the contribution of the solar business in the first four months of the year and the capital gains obtained from its disposal have been classified as discontinued operations since January 2008.

Additionally, in June this year there was the announcement of the new value creation proposal in Wind Farms through the wind farms joint venture with Iberdrola Renovables for Continental Europe and the announcement of a process of analyzing new strategic alternatives for the portfolio in the United States and China. Both deals display the company's intention to focus its business on the Wind Turbine Design and Manufacturing division, its vector for growth. Since then, progress has been made to define the added value proposal for the portfolio of wind farms in the USA by drawing up a Business Plan covering the next five years and the start-up of the phase to identify potential candidates. In addition, the process of setting up the joint ventures in Europe is progressing as planned and is still subject to suspension conditions.

The main challenge to be faced in the fourth quarter of 2008 lies in fulfilling the targets set for this year.

- ✓ Annual production forecast above 3,600 MW per year
- ✓ Demand driven manufacturing pace
- ✓ Stabilization in raw materials prices
- ✓ Approval by Anti-Trust authorities of the joint project with Iberdrola Renovables to promote, operate and maintain wind farms in continental Europe
- ✓ Start of negotiations monetize US promotions
- ✓ Start-up of the first G10x prototype in wind farms
- ✓ Successful achievement of the 2006-2008 Business Plan
- ✓ Implementation of action plans for the new 2011 Horizon

Appendixes

Strategic change in Wind Farms unit giving rise to a new Consolidated Group profile

New way of presenting the Wind Farms business resulting in a new presentation of the Consolidated Financial Statement, where as of 30 Septiembre 2008 the Wind Farms and Solar businesses, as well as the capital gains obtained through the disposal of Solar, are accounted for as discontinued or suspended operations:

Pro- forma data *(EUR m)* [(1)]	9M2007	9M2008	% Var. 9M07/9M08	2007
Sales	1,952	2.623	+34%	2,877
EBITDA	235	350	+49%	353
Net Profit	56	136	x2.4	122
Net profit of continued and discont. op	95	288	x 3	220
NFD *NFD/EBITDA*	797 3,4x	138 0.3x	 -3x	29 0.1x

Note: The figures presented are not audited.

The contribution of the solar and wind farm business in the 9 months 2008 is classified under discontinued operations according to IFRS criteria.

For comparison purposes, a Pro-forma 2007 has been carried out in which solar and wind farm are also classified as discontinued operations.

(1) Excluding discontinued operations, unless indicated

Disclaimer

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